Exhibit 99.1

China Yuchai International Announces

Unaudited First Quarter 2014 Financial Results

SINGAPORE, Singapore – May 12, 2014 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on-road and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2014. The term “engine” as used in this announcement covers diesel, natural gas and hybrid engines for on- and off-road applications. The financial information presented herein for the first quarter of 2014 and 2013 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial highlights for the first quarter of 2014

•	Revenue was RMB 4.6 billion (US$739.7 million) compared with RMB 3.8 billion in the first quarter of 2013;

•	Gross profit was RMB 788.4 million (US$128.1 million), a 17.3% gross margin compared with RMB 737.2 million and a gross margin of 19.4% in the first quarter of 2013;

•	Operating profit was RMB 346.7 million (US$56.4 million) compared with RMB 338.9 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 180.0 million (US$29.3 million) compared with RMB 173.5 million in the first quarter of 2013;

•	Earnings per share were RMB 4.83 (US$0.78) compared with RMB 4.66 for the same quarter in 2013;

•	Total number of engines sold was 151,909 units compared with 130,744 units in the first quarter of 2013.

Unaudited First Quarter 2014 Results

Revenue for the first quarter of 2014 increased 19.6% to RMB 4.6 billion (US$739.7 million) from RMB 3.8 billion in the first quarter of 2013. The total number of engines sold by GYMCL during the first quarter of 2014 was 151,909 units compared with 130,744 units in the same quarter in 2013, representing an increase of 21,165 units, or 16.2%. This increase compares favorably with the industry growth of 4.4% in the sales of commercial vehicles (excluding petrol-powered vehicles) in the first quarter of 2014, as reported by the China Association of Automobile Manufacturers. This growth was mainly due to increased sales of engines for trucks and agriculture applications.

Gross profit was RMB 788.4 million (US$128.1 million) compared with RMB 737.2 million in the first quarter of 2013. Gross margin decreased to 17.3% in the first quarter of 2014 compared with 19.4% a year ago. The lower gross margin was mainly attributable to a change in sales mix to lower-margin products in both the on-road and off-road markets.

Other income was RMB 29.5 million (US$4.8 million), an increase of RMB 8.6 million from RMB 20.9 million in the first quarter of 2013. This increase was mainly due to a gain from foreign exchange revaluation.

Research and development (“R&D”) expenses increased by 10.6% to RMB 104.9 million (US$17.1 million) from RMB 94.9 million in the first quarter of 2013. The increase was mainly due to the development of new engines as well as continued initiatives to improve engine quality. As a percentage of revenue, R&D spending declined to 2.3% compared with 2.5% in the first quarter of 2013.

Selling, general and administrative (“SG&A”) expenses were RMB 366.2 million (US$59.5 million), up from RMB 324.3 million in the first quarter of 2013. SG&A expenses represented 8.0% of revenue compared with 8.5% in the same quarter a year ago.

Operating profit increased to RMB 346.7 million (US$56.4 million) from RMB 338.9 million in the first quarter of 2013. The operating margin was 7.6% compared with 8.9% in the first quarter of 2013.

Finance costs increased to RMB 37.8 million (US$6.1 million) from RMB 34.2 million in the first quarter of 2013, an increase of RMB 3.6 million or 10.5%. Higher finance costs mainly resulted from increased bills discounting at higher interest rates.

Share of joint ventures was a loss of RMB 15.2 million (US$2.5 million) compared with a loss of RMB 15.8 million in the first quarter of 2013.

In the first quarter of 2014, total net profit attributable to China Yuchai’s shareholders was RMB 180.0 million (US$29.3 million), or earnings per share of RMB 4.83 (US$0.78), compared with RMB 173.5 million, or earnings per share of RMB 4.66 in the same quarter in 2013.

Balance Sheet Highlights as at March 31, 2014

•	Cash and bank balances were RMB 2.1 billion (US$347.8 million) compared with RMB 3.6 billion at the end of 2013;

•	Short-term and long-term interest-bearing loans and borrowings were RMB 1.9 billion (US$314.4 million) compared with RMB 2.3 billion at the end of 2013;

•	Inventories were RMB 2.6 billion (US$417.8 million) compared with RMB 2.3 billion at the end of 2013.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are pleased to report continued growth and profitability in the first quarter of 2014 in a slower economic growth environment in China. We have, today also announced a dividend of US$ 1.20 per ordinary share for the financial year 2013, payable wholly in cash or in new shares at the option of the stockholder, in view of the better performance over 2012.”

Mr. Hoh further explained, “Our diverse product lines again created growth opportunities as we sold more engines to the truck market and the agriculture segment. We are encouraged over our natural gas engines as sales continued to post strong growth in 2014. Eight new engines have been launched in 2014, joining the 12 new engines launched in 2013, to further solidify our leadership in multiple market segments in China.”

“We remain cautious as the Chinese government implements wide-ranging reforms to restructure its economy. As we enter into the replacement cycle for trucks, we believe that this combined with the continued pre-buying of National III-compliant commercial vehicles and the increase in public housing and railway construction will help sustain overall engine sales in 2014,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1521 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2014 or at any other date.

Unaudited First Quarter 2014 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on May 12, 2014. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Kok Ho Leong respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 34612246, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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